Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: July 24, 2015

July 24, 2015

Dear Silver Bullion Trust Unitholder,

You bought physical silver because you understand its unique value and role in the global economy — however, you deserve greater value from your investment than you are currently receiving from Silver Bullion Trust.

Sprott is offering Silver Bullion Trust (SBT) unitholders an immediate exchange premium and the opportunity to own an investment that will better reflect the value of your physical silver holdings every day.

It is no secret that SBT units are undervalued and persistently trade at a significant discount to the actual price of silver bullion.  SBT’s management knows this and the recent changes they announced have been reactive and incomplete. In fact, every action SBT has taken since Sprott initiated its offer has been aimed at distracting you from the immediate and ongoing value proposition we are presenting.

The reality is, Sprott Physical Silver Trust (PSLV) units have consistently reflected the actual price of silver. Your SBT units have not.    SBT management’s inability to overcome this gap costs you money every day.

SBT Performance Versus PSLV Performance

Only by accepting Sprott’s tender offer will SBT unitholders be able to get the value they deserve on an immediate basis.  If you do not act now, you will remain subject to an indifferent board and manager that have been unable or unwilling to give you the value you deserve.

Whether we are in a bull or bear market, your investment should reflect the price of silver.  PSLV has that track record. SBT does not — its model simply does not work.

ONLY SPROTT’S OFFER WILL PROVIDE YOU WITH
IMMEDIATE AND CERTAIN VALUE

By tendering your SBT units you will become an owner of a best in class physical bullion vehicle with enhanced liquidity and transparency.  You will also have unmatched security for your silver.

It is important you act now.  The Sprott offer is open for acceptance until 5:00pm on August 7, 2015, unless extended or withdrawn.

SBT unitholders who have questions regarding the Sprott offer are encouraged to visit our dedicated website at http://www.sprottadvantage.com or contact Sprott’s unitholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Thank you for your support.

Sincerely,

John Wilson
CEO, Sprott Asset Management

Important Notice

The Sprott offer is subject to conditions. Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015 and July 7, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, PSLV has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which contains a prospectus relating to the Sprott offer (a “Prospectus”). This document is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SBT, PSLV AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or PSLV. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.